

January 26, 2011

Mr. Hank Durschlag
Chief Executive Officer
Double Eagle Holdings, Ltd.
5403 McChesney Drive
Charlotte, NC 28269

> **Re:**   **Double Eagle Holdings, Ltd.**
> **Form 10-K**
> **Filed January 6, 2011**
> **File No. 000-22991**

Dear Mr. Durschlag:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Note 3. Investments in Affiliates, page 23

1.   Please include all of the disclosures required by ASC 820-10-50 in future filings.

Note 6. Related Party Transactions, page 26

2.   Please tell us how you determined the value of Efftec International common stock received in exchange for management services and in satisfaction of the note receivable. In that regard, we note that in 2010 you sold 110,000 shares to a third party for approximately $0.15 per share, while the shares received for management services and for repayment of the note receivable were valued at approximately $0.44 and $0.08 per share, respectively.

Item 9A(T): Controls and Procedures, page 32

3.   We note your statement that your principal executive officer and principal financial officer have concluded that the company's disclosure controls and procedures are effective, except for a lack of segregation of duties. Given the exception noted, it remains unclear whether you have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your principal executive officer and your principal financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief